Filed by CNL Restaurant Properties, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Commission File No: 333-119116

Subject Company: CNL Restaurant Properties, Inc.

The documents contained in this filing will be distributed by CNL Restaurant Properties, Inc. during the week of January 3, 2005.

In connection with the proposed transactions referenced in the materials included in this filing, U.S. Restaurant Properties has filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. You should receive a definitive joint proxy statement/prospectus at the same time or prior to the time you receive these materials. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning U.S. Restaurant Properties and CNL Restaurant Properties at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, these materials and other documents filed by U.S. Restaurant Properties may be obtained for free by directing a request to U.S. Restaurant Properties at 12240 Inwood Rd., Suite 300, Dallas, TX 75244; Attn: Investor Relations. In addition, these materials and other documents filed by CNL Restaurant Properties may be obtained for free by directing a request to CNL Restaurant Properties at 450 South Orange Avenue, Orlando, FL 32801; Attn: Investor Relations.

U.S. Restaurant Properties and CNL Restaurant Properties, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of U.S. Restaurant Properties and CNL Restaurant Properties in connection with the merger. Information about the directors and executive officers of U.S. Restaurant Properties and their ownership of U.S. Restaurant Properties’ shares is set forth in the proxy statement for U.S. Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 19, 2004. Information about the directors and executive officers of CNL Restaurant Properties and their ownership of CNL Restaurant Properties’ shares is set forth in the proxy statement for CNL Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 7, 2004. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus.

CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 tel (407) 540-2000 (877) 667-4769 www.cnlonline.com

Mailing Address: P.O. Box 4914 Orlando, Florida 32802-4914

December 30, 2004

Dear Stockholder:

We are pleased to present the proposed merger transaction between CNL Restaurant Properties, Inc. and U.S. Restaurant Properties, Inc. The enclosed proxy statement details a series of transactions, including our merger with U.S. Restaurant Properties. You are being asked to vote on the merger and to approve certain amendments to our Articles of Incorporation and Bylaws. We strongly urge that you read the proxy statement thoroughly and in its entirety.

In the event that the transactions described in the proxy statement are approved, you will receive .7742 shares of U.S Restaurant Properties common stock and 0.16 shares of newly issued U.S. Restaurant Properties Series C preferred stock (liquidation value $25 per share). The U.S. Restaurant Properties common stock is currently listed on the New York Stock Exchange under the symbol “USV” and the shares of preferred stock will be listed on the New York Stock Exchange at the time of issuance.

Your board of directors has unanimously approved the merger and the related amendments to the Articles of Incorporation and Bylaws and unanimously recommends that you vote FOR the merger and these related amendments. Your vote is important, regardless of the number of shares you own. If you have questions, please feel free to contact our solicitation agent, D.F. King & Co., Inc., at 1-800-758-5880.

Sincerely,

James M. Seneff, Jr.	Curtis B. McWilliams
Chairman of the Board	President and Chief Executive Officer

For your convenience, vote your proxy by telephone or the Internet. And most importantly…

Please Vote!

☑	Read the Enclosed Materials…

Enclosed is the following information for the US Restaurant Properties, Inc., CNL Restaurant Properties, Inc., and 18 CNL Income Funds Mergers and Special Meeting of Stockholders:

1 Joint Proxy Statement/Prospectus that describes the merger agreements

2 CNL Income Fund Financial Supplements

3 Proxy Card and Reply Envelope

☑	Complete the Proxy Card and Return by Mail…

On the proxy card, cast your vote on the proposals, sign and return it in the postage-paid envelope provided. Please note, all joint owners must sign the proxy card.

…Or Vote by Telephone

For your convenience, you may vote by telephone. Please refer to the proxy card for instructions and your control number.

…Or Vote over the Internet

Open the web page: https://www.proxyvotenow.com/cnl, and follow the online instructions to cast your vote. Your control number is located on the proxy card.

☑	For Assistance…

If you have any questions or need assistance in completing your proxy card, please call our information agent, D.F. King, toll free at 1-800-758-5880.

☑	Please Vote…

We encourage you to cast your vote promptly, so we can avoid additional costs soliciting your vote. If you voted by telephone or the Internet, please DO NOT mail back the proxy card.

Thank You!

We appreciate your participation and support. Again, please be sure to vote.

Your vote is important!

Investor Relations CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 tel (407) 650-1000 (866) 650-0650 www.cnl.com

CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 tel (407) 540-2000 (877) 667-4769 www.cnlonline.com

Mailing Address: P.O. Box 4914 Orlando, Florida 32802-4914

December 30, 2004

An Update from CNL Restaurant Properties, Inc.

Dear Participating Broker/Dealers and Financial Advisors:

We are pleased to inform you that the Securities and Exchange Commission (“SEC”) has reviewed and declared effective the joint Proxy Statement/Prospectus that details the merger proposal between CNL Restaurant Properties, Inc., and the merger proposals between each of the 18 CNL Income Funds and a subsidiary of U.S. Restaurant Properties, Inc. Enclosed is a sample of the information being sent to the stockholders of CNL Restaurant Properties, Inc.

The Board of Directors unanimously approved the mergers and unanimously requests that stockholders vote in favor of the following proposals:

1.	A proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 9, 2004 between CNL Restaurant Properties, Inc. and U.S. Restaurant Properties Inc., the other transactions contemplated thereby and the merger.

2.	To approve an amendment to the Second Amended and Restated Articles of Incorporation, as amended, and a conforming amendment to the Third Amended and Restated Bylaws of CNL Restaurant Properties, Inc. to eliminate the provisions contained therein relating to merger transactions in which you receive securities of another entity.

We ask that you encourage your CNL Restaurant Properties clients to complete, sign and mail the proxy card using the postage-paid envelope provided. As an option, telephonic and Internet instructions are also provided on the joint Proxy Statement/Prospectus and proxy card itself.

D.F. King has been selected as the solicitation firm for this mailing and may contact stockholders to request their vote. Stockholders have been given the option to contact D.F. King toll free at (800) 758-5880 if they need assistance in completing their proxy cards.

Thank you for your continued support of CNL Restaurant Properties, Inc. If you have any questions, please call Client Services at (866) 650-0650.

Regards,

James M. Seneff, Jr.	Curtis B. McWilliams
Chairman	President and Chief Executive Officer

CNL Restaurant Properties, Inc.

CNL Income Funds

PROXY MATERIALS ENCLOSED

PLEASE NOTE:

YOU ARE RECEIVING COPIES OF MATERIALS FOR BOTH PROXIES RELATED TO THE MERGER OF US RESTAURANT PROPERTIES, INC., CNL RESTAURANT PROPERTIES, INC., AND CNL INCOME FUNDS BECAUSE YOU HAVE INVESTED IN EACH OF THE PROGRAMS.

Proxy Materials Enclosed